UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 1, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

MacroGenics, Inc.

File No. 333-190994 - CF#34100

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MacroGenics, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1as amended, filed on September 4, 2013.

Based on representations by MacroGenics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.15	through	August 6, 2019
Exhibit 10.21	through	March 19, 2017
Exhibit 10.22	through	August 6, 2019
Exhibit 10.23	through	August 6, 2019
Exhibit 10.24	through	August 6, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary